Exhibit 99.2

Foamix Pharmaceuticals Ltd.

PROXY

FOR EXTRAORDINARY MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 27, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Stanley Hirsch and Ilan Hadar as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Foamix Pharmaceuticals Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Wednesday, October 25, 2017, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, on Monday, November 27, 2017 at 3:00 p.m (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any one of the proposals described below, your shares will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on such proposal.  This Proxy will be further voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

For each of the proposals described below, please also mark whether or not you have a personal interest in such proposal.  For the definition of “personal interest”, please see the Proxy Statement of the Company relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FOAMIX PHARMACEUTICALS LTD.
NOVEMBER 27, 2017

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS ON THE AGENDA OF THE MEETING

Please: (i) be certain to complete items 1 and 2 below; (ii) sign, date and return promptly in the enclosed envelope; and (iii) mark your vote in blue or black ink as shown here ☒.

VOTE
RESOLUTION
		For	Against	Abstain
#1
(i) pay Mr. Domzalski annual compensation of $440,000 for his services as the Chief Executive Officer of the Company, effective as of July 1, 2017, (ii) approve Mr. Domzalski’s cash bonus for the six month period commencing as of July 1, 2017 up to a maximum amount of $132,000, subject to achieving the key performance indicators detailed in the Proxy Statement; and (c) approve Mr. Domzalski’s special cash bonus for the six month period commencing as of July 1, 2017, up to a maximum amount of $132,000.
		☐	☐	☐
		No	Yes
	Do you have a personal interest in the approval of this Proposal #1? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.	☐	☐

		For	Against	Abstain
#2	award Mr. Domzalski 327,720 options and 81,930 RSUs under the Company’s 2015 Israeli Share Incentive Plan and its 2015 US Addendum.	☐	☐	☐
		No	Yes
	Do you have a personal interest in the approval of this Proposal #2? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.	☐	☐

Name & signature of shareholder:	…………………………………… x	Date:	……………

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each of the owners is required to be named and to sign this Proxy. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.